December 9, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Goodman Networks Incorporated
Amendment No. 3 to Registration Statement on Form S-4
Filed October 24, 2013
File No. 333-186684

Dear Mr. Spirgel:

We are submitting this letter on behalf of Goodman Networks Incorporated and its subsidiary guarantors (collectively, the “Company”) in response to comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission dated November 14, 2013 (the “Comment Letter”), with respect to the above-referenced filing, which amended and supplemented the Registration Statement on Form S-4 originally filed by the Company on February 14, 2013 (as amended, the “Registration Statement”). Where appropriate, we have indicated the page number of the revised disclosure in Amendment No. 4 to the Registration Statement, which is being filed concurrently herewith. For your convenience, each comment from the Comment Letter is restated in bold type prior to the Company’s response to such comment.

General

1.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response: The Company has revised the Registration Statement to include updated financial statements.

Mr. Larry Spirgel

Securities and Exchange Commission

Financial Statements of Goodman Networks Incorporated

Notes to consolidated financial statements, page F-8

Note 13 – Income Taxes, Page F-22

2.	We note your response to comment 6. Please confirm that under IRS protocol you are required to reflect the tax policy change prior to approval. Also confirm your representation that it was more likely than not that this change would be upheld in the 2012 tax year.

Response: The Company advises the Staff that for tax reporting purposes under IRS protocol, companies are not permitted to reflect a change in accounting method in a tax return until the change in method has been approved by the IRS if the method change is not of a type listed on Form 3115. The Company’s application for the changes in method proposed a method change that is not of a type listed on Form 3115. The Company filed its application for the changes in method in December 2012. The effective date of the changes in accounting method was January 1, 2012. The application for the changes in accounting method was approved by the IRS in June 2013. Subsequent to IRS approval, the Company filed its 2012 tax return with the IRS in September 2013.

For US GAAP reporting purposes, the Company, in consultation with its tax advisors, concluded that as of December 31, 2012, it was more likely than not that the changes in accounting method would be approved by the IRS. As such, based upon the guidance in Accounting Standards Codification 740-10, the Company concluded that it was appropriate for US GAAP purposes to account for the changes before receipt of approval from the IRS.

Note 14. Discontinued Operations, page F-35.

3.	We note your response to comment 7. Please confirm that you used long-lived asset or assets in the operations of your Pacific Northwest region. Also confirm that the agreement with AT&T was the only Turf agreement in the Pacific Northwest region.

Response: The Company advises the Staff that that the Company utilized long-lived assets to support the operations of our Pacific Northwest region. The Company also confirms to the Staff that our contract with AT&T Mobility LLC was the only Turf agreement we had in place in the Pacific Northwest region.

Should the Staff have additional questions or comments concerning the foregoing, please contact Greg R. Samuel, Esq. at (214) 651-5645.

Mr. Larry Spirgel

Securities and Exchange Commission

Sincerely,

/s/ Greg R. Samuel
Greg R. Samuel
Haynes and Boone, LLP
(214) 651-5645
Greg.Samuel@haynesboone.com

cc:	Brandon Hill

Terry French

Michael Henderson

Ivette Leon

John A. Goodman, Executive Chairman, Goodman Networks Incorporated

Ron B. Hill, Chief Executive Officer, Goodman Networks Incorporated

Randal S. Dumas, Chief Financial Officer, Goodman Networks Incorporated

Matthew L. Fry, Esq.